HIVE Digital Technologies Reports November Production of 290 BTC, Achieves 25 EH/s as Tier III+ AI Data Center Growth Accelerates into 2026

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated November 25, 2025 to its short form base shelf prospectus dated October 31, 2025.

San Antonio, Texas--(Newsfile Corp. - December 10, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a diversified multinational digital infrastructure company, reports November 2025 Bitcoin production results, highlighted by year-to-date highs in Bitcoin output and all-time highs in global mining capacity, supported by 300 megawatts ("MW") of capacity in Paraguay.

November 2025 Production Highlights

  Bitcoin Produced: 290 BTC (up 182% year-over-year from 103 BTC in November 2024)

  Average Daily Production: 9.7 BTC/day

  Hashrate: Averaged 23.5 Exahash per Second ("EH/s"), peaking at 25.4 EH/s

  Fleet Efficiency: 17.5 Joules per Terahash ("J/TH")

  BTC per EH/s: 12.3 BTC

HIVE's network share continues to exceed 2% of the global Bitcoin network, reinforcing its position as one of the world's most efficient and sustainable digital-asset operators.

Full Deployment in Paraguay Achieved

In November, two weeks ahead of schedule, the Company commissioned the final ASICs at its Phase 3 Valenzuela campus, bringing the full 300 MW of Paraguay capacity online. This milestone represents 25 EH/s of installed global Bitcoin mining capacity with an average efficiency of approximately 17.5 J/TH.

November highlights include:

  7% Hashrate Growth: Increasing from 21.9 EH/s in October to 23.5 EH/s in November.

  Record Production: 290 BTC, a year-to-date high.

Building on this momentum, HIVE plans to develop an additional 100 MW hydroelectric-powered data center at its Yguazú campus in early 2026, with full commissioning targeted for calendar Q3 2026. The Company will evaluate the optimal return-on-invested-capital ("ROIC") strategy for this new capacity as it comes online. Once complete, HIVE's total renewable infrastructure footprint will reach 540 MW across three continents, including 400 MW in Paraguay and 140 MW across Canada and Sweden.

Location	Installed Hash	Pipeline Hash	MW Capacity	Status
New Brunswick, Canada	3.2 EH/s	3.2 EH/s	65 MW	Online
Lachute, Canada	1.4 EH/s	1.4 EH/s	35 MW	Online
Sweden	1.9 EH/s	1.9 EH/s	40 MW	Online
Valenzuela	6.7 EH/s	6.7 EH/s	100 MW	Online
Yguazú Phase 1	5.1 EH/s	5.1 EH/s	100 MW	Online
Yguazú Phase 2	6.7 EH/s	6.7 EH/s	100 MW	Online
Yguazú Phase 3	-	-	100 MW	Calendar Q3 2026
Total	25.0 EH/s		540 MW

Fast-Tracking HPC Infrastructure for the AI Supercycle

In November, HIVE's subsidiary BUZZ High Performance Computing Inc. ("BUZZ HPC"), a Canadian-based leader in high-performance computing, ranked number one worldwide for network download speed in the latest SemiAnalysis ClusterMAX™ 2.0 report, a trusted independent benchmark for GPU cloud platforms.

To meet the global surge in compute demand, the Company is accelerating hyperscaler-ready AI and HPC infrastructure on a renewable-energy backbone as record cash flows from Bitcoin mining are funding Tier I to Tier III+ upgrades across its global footprint.

In Toronto, BUZZ HPC is upgrading its 7.2 MW facility for Tier III+ sovereign AI applications, keeping data and compute domestic through operating 2,000 next-generation GPUs. Parallel upgrades in Boden, Sweden, expand Tier III+ capacity to operate an additional 2,000 GPUs for BUZZ HPC operations. This is further complemented by the 2,000 next-generation GPUs that are coming online in BUZZ's partnership with Bell Canada, with the first shipment of 504 GPUs expected to be operational in calendar Q1 2026.

These strategic expansions position HIVE at the forefront of green-energy AI infrastructure, delivering large-scale, high-efficiency compute across North America and Europe. Plans to convert the HIVE New Brunswick Tier I facility to Tier III+ for hyperscaler co-location are also being advanced, with design development and site planning moving forward.

Management Insights

"As we prepare to enter calendar 2026, there is a global arms race as the demand for compute continues to accelerate," said Executive Chairman Frank Holmes. "Our renewable campuses enable low-cost, rapid deployment in months - not years. With Bitcoin's next cycle and AI demand surging, our dual engine model is positioned to capture both supercycles in real time with cash flow from Bitcoin operations driving exponential HPC growth."

Aydin Kilic, President & CEO, added: "HIVE's Paraguay buildout, expanding our global footprint from 6 to 25 EH/s in just six months, has become our model for future growth and our playbook for creating large-scale, renewable digital infrastructure. With one of the world's most efficient Bitcoin mining fleets at 17.5 J/TH and BUZZ HPC ranked number one globally for AI cloud network download speed, we have created a growth flywheel poised to accelerate even further in 2026 and beyond. Our dual engines of growth in data center development for both Tier I Bitcoin mining and Tier III+ HPC conversion compliment our strategy to maximize ROIC in capital deployment."

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered exclusively by green energy. Today, HIVE builds and operates next-generation blockchain and AI data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing (HPC) clients. HIVE's twin-turbo engine infrastructure-driven by Bitcoin mining and NVIDIA GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the construction of the Company's site in Yguazu, Paraguay and its potential specifications and performance upon completion, the timing of it becoming operational; hash rash growth projections; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the prospectivity of the BUZZ HPC operations and the ability of the Company to successfully expand the infrastructure and operate in this sector, the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the possibility of flaws in the implementation of the Paraguay build-out and energization; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; an inability to apply the Company's data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events will occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

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